FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB

[ ] Form N-SAR

For Period Ended: DECEMBER 31, 2003

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

NOT APPLICABLE

Part I - Registrant Information

Full Name of Registrant: SPEAKING ROSES INTERNATIONAL, INC.

Former Name if Applicable

Address of Principal Executive Office (Street and Number): 545 WEST 800 SOUTH

City, State and Zip Code: BOUNTIFUL, UT 84010

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative Response

State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Registrant employs a limited management and accounting staff. That staff is responsible for all of the registrant’s financial functions, including the preparation of its internal financial information and financial statements.

During the past several weeks, Registrant has engaged in a number of significant business transactions that have materially affected the scope of its accounting functions, the responsibilities of the registrant’s financial and management personnel (including with respect to the design and implementation of internal reporting controls) and the collection and processing of the information necessary to prepare Registrant’s financial statements. These transactions are more particularly described in Registrant’s current report on Form 8-K dated February 20, 2004.

Registrant’s limited financial and management staff has also been required to expend significant portions of its time on matters relating to a rescission offer for common shares that Registrant recently sold in a private placement it made in reliance on Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended. For more information regarding the rescission offer, see Registrant’s current report on Form 8-K dated March 31, 2004.

As a result of the foregoing, Registrant was unable to timely prepare and review internally, and file, its annual report on Form 10-KSB for the period ended December 31, 2003 without an unreasonable effort and expense.

Part IV - Other Information

(1)   Name and telephone number of person to contact in regard to this notification

REED PEW	(801)	677-7673
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SPEAKING ROSES INTERNATIONAL, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated March 31, 2004
By /S/ Blaine Harris Chief Executive Officer